UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

BIGLARI HOLDINGS INC.

(Name of Subject Company)

BIGLARI HOLDINGS INC.

(Name of Person Filing Statement)

COMMON STOCK, STATED VALUE $0.50 PER SHARE

(Title of Class of Securities)

857873103

(CUSIP Number of Class of Securities)

Sardar Biglari

Chairman and Chief Executive Officer

17802 IH 10 West, Suite 400

San Antonio, Texas 78257

Telephone: (210) 344-3400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Karen B. Woods

Robert J. Wild

Krieg DeVault LLP

One Indiana Square, Suite 2800

Indianapolis, Indiana 46204

(317) 636-4341

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Schedule 14D-9”) relates is Biglari Holdings Inc., an Indiana corporation (“we”, “us”, “our”, “Biglari” or the “Company”). The Company’s principal executive offices are located at 17802 IH 10 West, Suite 400, San Antonio, Texas 78257, and its telephone number is (210) 344-3400.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is common stock, stated value $0.50 per share, of the Company (the “Common Stock” or “Shares”). As of the close of business on June 3, 2015, there were 2,065,608 shares of Common Stock outstanding.

Item 2.	Identity and Background of Filing Person

Name and Address

The Company, the subject company, is filing this Schedule 14D-9. The Company’s name, business address and business telephone number are set forth in Item 1 above under the heading “Name and Address.”

Tender Offer

This Schedule 14D-9 relates to the tender offer by The Lion Fund II, L.P., a Delaware limited partnership (the “Purchaser”) and an affiliate of the Company, as disclosed in the Tender Offer Statement on Schedule TO filed by Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on June 4, 2015 (as amended or supplemented from time to time, the “Schedule TO”), to purchase for cash up to 575,000 shares of the issued and outstanding shares of Common Stock at a price of $420.00 per share (the “Offer Price”), net to the seller thereof in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 4, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal and other transmittal documents (as amended or supplemented from time to time, collectively, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1), (a)(2), (a)(3) and (a)(4), respectively, hereto and are incorporated herein by reference.

The expiration date of the Offer is 11:59 p.m., New York City time, on July 1, 2015, subject to extension in certain circumstances set forth in the Offer to Purchase or as required by applicable law.

As set forth in the Schedule TO, the address of the Purchaser is 17802 IH 10 West, Suite 400, San Antonio, Texas 78257, and its telephone number is (210) 344-3400.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as discussed in this Schedule 14D-9 (including the exhibits hereto and any information incorporated herein by reference) to the best of the Company’s knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements, or understandings or actual or potential conflicts of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) the Purchaser or its executive officers, directors or affiliates, in each case as known to the Company.

Any information contained in the pages incorporated by reference herein shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

On July 1, 2013, the Company entered into the following agreements with Sardar Biglari, its Chairman and CEO, and the owner and Chairman of Biglari Capital Corp., the general partner of the Purchaser: (i) a Stock Purchase Agreement for the sale of Biglari Capital Corp. to Sardar Biglari; (ii) a Shared Services Agreement with Biglari Capital Corp., and (iii) the Incentive Agreement Amendment. The transactions contemplated thereby were unanimously approved by the Governance, Compensation and Nominating Committee of the Company’s board of directors (the “Governance Committee”), which retained separate counsel, tax/accounting advisors, an independent compensation consultant, and a financial advisor to assist the Committee in the structuring, evaluation, and negotiation of such transactions.

Stock Purchase Agreement

On July 1, 2013, the Company sold all the outstanding shares of Biglari Capital Corp. to Sardar Biglari, Chairman and CEO of the Company, pursuant to the Stock Purchase Agreement for a purchase price of $1.7 million in cash (the “Biglari Capital Transaction”). The Stock Purchase Agreement contains customary representations, warranties and indemnities. Prior to the execution and delivery of the Stock Purchase Agreement, Biglari Capital Corp. distributed to the Company substantially all of Biglari Capital Corp.’s partnership interests in The Lion Fund, L.P. (including, without limitation, Biglari Capital Corp.’s adjusted capital balance in its capacity as general partner of The Lion Fund, L.P., which totaled approximately $5.7 million). Biglari Capital Corp. thus retained solely a general partner interest in each of The Lion Fund, L.P. and the Purchaser at the time of the Biglari Capital Transaction. In addition, the Company invested securities owned by it in The Lion Fund, L.P. and the Purchaser in exchange for limited partner interests in each of these investment partnerships. The Company maintains an interest in the invested securities through its limited partner interests in The Lion Fund, L.P. and the Purchaser. The Stock Purchase Agreement was unanimously approved by the Committee.

Shared Services Agreement

In connection with the Biglari Capital Transaction, on July 1, 2013, the Company and Biglari Capital Corp. entered into the Shared Services Agreement pursuant to which the Company provides certain services to Biglari Capital Corp., including use of space as the Company’s corporate headquarters, in exchange for a 6% hurdle rate for the Company and its subsidiaries (as compared to a 5% hurdle rate for all other limited partners) in order to determine the incentive reallocation to Biglari Capital Corp., as general partner of The Lion Fund, L.P. and the Purchaser, under their respective partnership agreements. The incentive reallocation to Biglari Capital Corp. is equal to 25% of the net profits allocated to the limited partners in excess of their applicable hurdle rate over the previous high-water mark. The Shared Services Agreement runs for an initial five-year term, and automatically renews for successive five-year periods, unless terminated by either party effective at the end of the initial or the renewed term, as applicable. The term of the Shared Services Agreement coincides with the lock-up period for the Company’s investments in The Lion Fund, L.P. and the Purchaser under their respective partnership agreements. During the Company’s transition period from September 25, 2014 to December 31, 2014 and fiscal years 2014 and 2013, the Company provided services for Biglari Capital Corp. under the Shared Services Agreement costing an aggregate of $44,000, $1.6 million and $101,000, respectively. The Shared Services Agreement was unanimously approved by the Committee.

Incentive Agreement

The Company initially entered into the Incentive Agreement with Sardar Biglari on April 30, 2010, and it was amended and restated on September 28, 2010. In connection with the Biglari Capital Transaction, the Company and Sardar Biglari entered into the Incentive Agreement Amendment on July 1, 2013. The Incentive Agreement and the Incentive Agreement Amendment were unanimously approved by the Committee.

The Incentive Agreement establishes a performance-based annual incentive payment for Sardar Biglari contingent upon the growth in adjusted book value in each fiscal year attributable to the Company’s operating businesses. In order for Sardar Biglari to receive any incentive, the Company’s operating businesses must achieve annual adjusted book value growth in excess of 6% (the “Hurdle Rate”) above the previous highest level of book value (the “High Water Mark”). Sardar Biglari will receive 25% of any incremental book value created above the High Water Mark plus the Hurdle Rate (collectively, the “Measuring Point”). In any fiscal year in which book value declines, the Company’s operating businesses must completely recover their deficit from the previous High Water Mark, along with attaining the Hurdle Rate, before Sardar Biglari becomes eligible to receive any further incentive payment. The Incentive Agreement limits Sardar Biglari’s incentive compensation to $10 million in any one-year performance period.

The Incentive Agreement provides that Sardar Biglari will use an amount equal to at least 30% of his annual pre-tax incentive compensation to purchase Shares on the open market within 120 calendar days of his receipt of such payment, subject to restrictions under the Company’s insider trading policy. This requirement represents approximately 50% of his after-tax incentive compensation. Sardar Biglari is then required to hold such shares for a minimum of three years from the date of purchase, subject to the terms of the Incentive Agreement. The Incentive Agreement continues in effect during Sardar Biglari’s service as CEO of the Company, but does not alter his at-will employment arrangement with the Company. If there is a change in control of the Company, Sardar Biglari is terminated by the Company without “cause” or Sardar Biglari resigns for “good reason,” Sardar Biglari will be entitled to receive a severance payment equal to 2.99x his average annual cash compensation (consisting of his base salary and incentive compensation), determined from the date of the Incentive Agreement, subject to reduction to the extent necessary so that no portion of the severance payment will be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended. For purposes of the Incentive Agreement, a “change in control” includes the consummation of a merger of the Company in which the Company’s shareholders do not own, directly or indirectly, at least 50% of the voting power of the surviving entity, a sale of all or substantially all of the Company’s assets, the replacement of a majority of the Company’s board of directors over a two-year period with directors who have not been approved by the Company’s board of directors, or a transaction as a result of which any person, other than Sardar Biglari or his affiliates, becomes the beneficial owner of at least 50% of the voting power of the Company’s securities.

The Company and Sardar Biglari entered into the Incentive Agreement Amendment to reflect and give effect to the Biglari Capital Transaction and to more closely tie Sardar Biglari’s incentive compensation to the Company’s operating earnings, while excluding unrealized gains and earnings on investments held by outside investment partnerships from the calculation of his incentive bonus. The Incentive Agreement Amendment:

•	With respect to the Company’s fiscal year ending September 25, 2013 (“fiscal 2013”) only, provides for Sardar Biglari’s incentive compensation to be calculated by reference to the periods (i) from the beginning of fiscal 2013 to the closing of the Biglari Capital Transaction and (ii) from the closing of the Biglari Capital Transaction to the end of fiscal 2013.

•	Excludes from the calculation of the Company’s adjusted book value, and therefore from the calculation of Sardar Biglari’s incentive compensation, commencing with the period after the closing of the Biglari Capital Transaction, any realized or unrealized gains or losses, earnings and all other amounts attributable to any investments by the Company and its subsidiaries in “Outside Investment Partnerships,” defined as investment partnerships (or the equivalent) in which the Company or a subsidiary is a limited partner (or the equivalent) and Sardar Biglari or his affiliate (other than the Company or a subsidiary) is the general partner (or the equivalent). As a result of the Biglari Capital Transaction, The Lion Fund, L.P. and the Purchaser constitute Outside Investment Partnerships and all amounts attributable to their investments in securities (including the securities invested by the Company) are excluded from the calculation of Sardar Biglari’s incentive compensation.

•

Provides for the High Water Mark in the Incentive Bonus Agreement to be adjusted to give effect to the Biglari Capital Transaction, commencing with the period after the closing of the Biglari Capital Transaction. The calculation of the High Water Mark thus excludes (a) the Company’s and its subsidiaries’ investments in Outside Investment Partnerships, (b) gains/losses (realized or unrealized)

and earnings on the securities invested in the Outside Investment Partnerships, prior to their date of investment, as well as the aggregate cost to acquire such securities, and (c) any other items on the Company’s consolidated balance sheet related to consolidated affiliated partnerships.

License Agreement

On January 11, 2013, the Company entered into the License Agreement with Sardar Biglari. The License Agreement was unanimously approved by the Committee. In addition, the license under the License Agreement is provided on a royalty-free basis in the absence of specified extraordinary events described below. Accordingly, the Company and its subsidiaries have paid no royalties to Sardar Biglari under the License Agreement since its inception. Under the License Agreement, Sardar Biglari granted to the Company an exclusive license to use the Biglari and Biglari Holdings Inc. names (the “Licensed Marks”) in association with various products and services (collectively, the “Products and Services”). Upon (a) the expiration of 20 years from the date of the License Agreement (subject to extension as provided in the License Agreement), (b) Sardar Biglari’s death, (c) the termination of Sardar Biglari’s employment by the Company for Cause (as defined in the License Agreement), or (d) Sardar Biglari’s resignation from his employment with the Company absent an Involuntary Termination Event (as defined in the License Agreement), the Licensed Marks for the Products and Services will transfer from Sardar Biglari to the Company, without any compensation, if the Company is continuing to use the Licensed Marks in the ordinary course of its business. Otherwise, the rights will revert to Sardar Biglari.

If (i) a Change of Control (as defined in the License Agreement) of the Company; (ii) the termination of Sardar Biglari’s employment by the Company without Cause; or (iii) Sardar Biglari’s resignation from his employment with the Company due to an Involuntary Termination Event (each, a “Triggering Event”) were to occur, Sardar Biglari would be entitled to receive a 2.5% royalty on “Revenues” with respect to the “Royalty Period.” The royalty payment to Sardar Biglari would not apply to all revenues received by the Company and its subsidiaries nor would it apply retrospectively (i.e., to revenues received with respect to the period prior to the Triggering Event). The royalty would apply to revenues recorded by the Company on an accrual basis under GAAP, solely with respect to the defined period of time after the Triggering Event equal to the Royalty Period, from a covered Product, Service or business that (1) has used the Biglari Holdings or Biglari name at any time during the term of the License Agreement, whether prior to or after a Triggering Event, or (2) the Company has specifically identified, prior to a Triggering Event, will use the name Biglari or Biglari Holdings.

For purposes of the License Agreement, a “change of control” includes the consummation of a merger of the Company in which the Company’s shareholders do not own, directly or indirectly, at least 50% of the voting power of the surviving entity, a sale of all or substantially all of the Company’s assets, the replacement of a majority of the Company’s board of directors over a two-year period with directors who have not been approved by the Board, or a transaction as a result of which any person, other than Sardar Biglari or his affiliates, becomes the beneficial owner of at least 50% of the voting power of the Company’s securities.

For purposes of the License Agreement, “Revenues” means all revenues received, on an accrual basis under GAAP, by the Company, its subsidiaries and affiliates from the following: (1) all Products and Services covered by the License Agreement bearing or associated with the names Biglari and Biglari Holdings at any time (whether prior to or after a Triggering Event). This category would include, without limitation, the use of Biglari or Biglari Holdings in the public name of a business providing any covered Product or Service; and (2) all covered Products, Services and businesses that the Company has specifically identified, prior to a Triggering Event, will bear, use or be associated with the name Biglari or Biglari Holdings.

On May 14, 2013, the Company, Steak n Shake, LLC and Steak n Shake Enterprises, Inc. entered into a trademark sublicense agreement (the “Trademark Sublicense Agreement”) in connection with the association of the Biglari name and mark with all of Steak n Shake’s restaurants (including Company-operated and franchised locations), products and brands. Accordingly, revenues received by the Company, its subsidiaries and affiliates from Steak n Shake’s restaurants, products and brands would be included within the definition of Revenues for purposes of the License Agreement. The Trademark Sublicense Agreement was unanimously approved by the Committee.

The “Royalty Period” is a defined period of time, after the Triggering Event, calculated as follows: (i) if, following three months after a Triggering Event, the Company or any of its subsidiaries or affiliates continues to use the Biglari or Biglari Holdings name in connection with any covered product or service, or continues to use Biglari as part of its corporate or public company name, then the “Royalty Period” will equal (a) the period of time during which the Company or any of its subsidiaries or affiliates continues any such use, plus (b) a period of time after the Company, its subsidiaries and affiliates have ceased all uses of the names Biglari and Biglari Holdings equal to the length of the term of the License Agreement prior to the Triggering Event, plus three years. As an example, if a Triggering Event occurs five years after the date of the License Agreement, and the Company ceases all uses of the Biglari and Biglari Holdings names two years after the Triggering Event, the Royalty Period will equal a total of ten years (the sum of two years after the Triggering Event during which the Biglari and Biglari Holdings names are being used, plus a period of time equal to the five years prior to the Triggering Event, plus three years); or (ii) if the Company, its subsidiaries and affiliates cease all uses of the Biglari and Biglari Holdings names within three months after a Triggering Event, then the “Royalty Period” will equal the length of the term of the License Agreement prior to the Triggering Event, plus three years. As an example, if a Triggering Event occurs five years after the date of the License Agreement, and the Company ceases all uses of the Biglari and Biglari Holdings names two months after the Triggering Event, the Royalty Period will equal a total of eight years (the sum of the period of time equal to the five years prior to the Triggering Event, plus three years). Notwithstanding the above methods of determining the Royalty Period, the minimum Royalty Period is five years after a Triggering Event.

Investments by the Company in The Lion Fund, L.P. and the Purchaser

During calendar years 2014 and 2013, the Company and is subsidiaries invested $123.8 million and $368.8 million, respectively, in exchange for limited partner interest in the Purchaser. As of March 31, 2015 the fair value of the Company’s investment in the Purchaser was $694.2 million. During calendar years 2014 and 2013, the Company and is subsidiaries invested $41.8 million and $7.3 million, respectively, in exchange for limited partner interest in The Lion Fund, L.P. As of March 31, 2015, the fair value of the Company’s investment in The Lion Fund, L.P. was $112.8 million. On June 4, 2015 the Company invested $63.0 million in exchange for limited partner interests in the Purchaser.

The Company’s investment in The Lion Fund, L.P. and the Purchaser is committed according to a rolling 5-year basis. All withdrawals of investments made by the Company and its subsidiaries will be paid over a 24 month period. As the general partner of both the Lion Fund, L.P. and the Lion Fund II, L.P, Biglari Capital Corp., on December 31 of each year, earns an incentive reallocation for the Company’s investments equal to 25% of the net profits allocated to the Company above an annual Hurdle Rate of 6% over the previous high-water mark. Based on the Company’s $166.2 million of earnings from the investment partnerships for calendar year 2014, the total incentive reallocation from the Company to Biglari Capital Corp. for calendar year 2014 was $34.4 million. Based on the Company’s $74.5 million of earnings from the investment partnerships for calendar year 2013, the total incentive reallocation from the Company to Biglari Capital Corp. for calendar year 2013 was $14.7 million.

Amended and Restated Partnership Agreement

Effective June 3, 2015, Biglari Capital Corp. and each of the limited partners of the Purchaser amended the Partnership Agreement of the Purchaser (the “Amendment”). The Amendment provides for the establishment of an advisory committee (the “Advisory Committee”), consisting of limited partners selected by Biglari Capital Corp.

Once established, the Advisory Committee will provide counsel in connection with the Purchaser’s potential conflicts of interest and other partnership matters, as requested by Biglari Capital Corp. in its sole discretion. Such responsibilities may include consents required under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), including any consent, approval or waiver required under Section 206(3) of the Advisers Act and any consent or waiver with respect to a transaction that would result in an “assignment” within the meaning of the Advisers Act. Any approval of the Advisory Committee sought by Biglari Capital Corp. will constitute the consent of all limited partners and will be binding upon the Purchaser and each limited partner.

Additional information regarding certain arrangements between the Company, the Purchaser and their affiliates is set forth in Note 16—Related Party Transactions of the Notes to Consolidated Financial Statements of the Company’s Form 10-KT filed on March 13, 2015, and in Item 13—Certain Relationships and Related Transactions, and Director Independence of the Company’s Form 10-KT/A filed on April 30, 2015, which are attached hereto as Exhibit (e)(1) and Exhibit (e)(2), respectively, and incorporated by reference herein.

Item 4.	The Solicitation or Recommendation

Solicitation Recommendation—No Opinion/Remaining Neutral Toward the Offer

As described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements”, and discussed more fully below in “Reasons for the Independent Directors’ Position”, the Company’s Chairman and Chief Executive Officer, Sardar Biglari, is the sole owner and Chairman of Biglari Capital, general partner of the Purchaser. Additionally, on May 31, 2015, the Company and its subsidiaries held an approximate 92.7% limited partnership interest in the Purchaser. The Purchaser and its affiliates owned Common Stock representing approximately 19.6% of the Company’s issued and outstanding Shares prior to the Offer. If the Offer is fully subscribed, the Purchaser and its affiliates will own Common Stock representing approximately 47.5% of the issued and outstanding Shares of the Company. The Board of Directors of the Company (the “Board”) has determined that these relationships and investments could result in a conflict of interest among the Purchaser, the Company and the shareholders of the Company. Accordingly, the Board directed the Governance Committee, which consists solely of the independent directors of the Company, namely Kenneth Cooper (Chair), William Johnson, James Mastrian and Ruth Person (collectively, the “Independent Directors”), each of whom has been determined by the Board to be independent under applicable rules and regulations of the SEC and the listing standards of the New York Stock Exchange (the “NYSE”), and who together comprise a majority of the Board, to evaluate the Offer and make a recommendation to the Board with respect to the Offer.

On June 11, 2015, the Independent Directors met to consider the Offer. Based upon the potential for a conflict of interest resulting from the Company’s ownership of limited partnership interests in the Purchaser, the Independent Directors unanimously voted to recommend that the Board express no opinion and remain neutral with respect to the Offer. The Board, with Sardar Biglari and Philip Cooley abstaining, voted unanimously to accept the recommendation of the Independent Directors. Accordingly, the Company has not made a determination as to whether the Offer is fair to, or in the best interests of, its shareholders and is not making a recommendation regarding whether the Company’s shareholders should participate in the Offer.

The Company urges each shareholder to make his or her own investment decision regarding the Offer, including, among other things, the adequacy of the Offer Price, based on all of the available information and in light of the shareholder’s own investment objectives, the shareholder’s view with respect to the Company’s prospects and outlook, the matters considered by the Independent Directors, as noted below, and any other factors that the shareholder deems relevant to his or her investment decision.

Background and Reasons for the No Opinion/Remaining Neutral Toward the Offer

Background of the Offer

The Company’s long-term objective is to maximize per-share intrinsic value. As part of the ongoing evaluation of the Company’s business, the Company’s executive officers and the Board of Directors periodically review and assess the Company’s operations and financial performance, as well as conditions that may impact the Company’s long-term objective, including consideration of potential opportunities to maximize per-share intrinsic value.

During calendar years 2013 and 2014, the Company and its subsidiaries invested an aggregate value of $49.1 million in The Lion Fund, L.P. (“The Lion Fund”) and $492.6 million in the Purchaser (collectively with The Lion Fund, “the investment partnerships”). As of March 31, 2015, the fair value of the Company’s partnership interests in the investment partnerships was approximately $807.0 million. The Company has previously noted, including in its annual report for the transition period from September 25, 2014 to December 31, 2014 on Form 10-K, a high likelihood that it would make additional investments in the investment partnerships.

During 2013, 2014 and continuing into 2015, The Lion Fund, acting at the direction of its general partner, Biglari Capital Corp. (“Biglari Capital”), periodically acquired Company Shares. Prior to July, 2013, Biglari Capital was a wholly owned subsidiary of Company. As the Company previously disclosed, on July 1, 2013, Biglari Capital was sold back to Mr. Biglari. Biglari Capital has investment discretion for the investment partnerships and Mr. Biglari is the sole member of Biglari Capital. As of June 3, 2015, The Lion Fund was the beneficial owner of 365,726 Company Shares, representing 17.7% of the Company’s outstanding Shares.

Pursuant to the Governance Committee’s Charter, the Governance Committee is responsible for considering and approving or rejecting certain proposed transactions with related parties. On October 16, 2014, the Governance Committee held an in person meeting at which representatives of Latham & Watkins LLP (“Latham”), counsel to the Company, participated to discuss strategic alternatives related to potential uses of available Company cash, including a potential additional investment by the Company in The Lion Fund. The Governance Committee discussed the rationale and terms for the potential investment, including the annual incentive reallocation equal to 25% of the net profits allocated to the limited partners of the investment partnerships in excess of the 6% annual hurdle rate payable to Biglari Capital, and the prior returns achieved by the Company from its investments in the investment partnerships, as well as other potential uses of available cash of the Company. The Governance Committee also discussed Mr. Cooper’s non-controlling limited partnership investment in The Lion Fund and determined that this interest was not material to Mr. Cooper and would not impact his ability to impartially evaluate a potential investment by the Company in The Lion Fund. The Governance Committee also considered other potential conflicts of interests involved in an investment in the investment partnerships, including Mr. Biglari’s ownership of Biglari Capital and The Lion Fund’s ownership of Company Shares. After considering the options available to the Company and the potential conflicts of interest, the Governance Committee voted to approve an investment by the Company in The Lion Fund of up to $100 million in exchange for additional limited partnership interests.

On November 21, 2014, a dissident shareholder group announced the nomination of six directors to run in opposition to the slate of director nominees to be nominated by the Board of Directors for election at the Company’s 2015 annual shareholder meeting. Leading up to the shareholder meeting, the dissident shareholder group made a series of public announcements in favor of its slate of directors as well as advocating for extraordinary transactions at the Company.

On December 6, 2014, Krieg DeVault LLP (“Krieg”) was engaged as outside special counsel to the Governance Committee.

On April 9, 2015, the Company’s six director nominees were elected at the Company’s 2015 annual shareholder meeting. None of the dissident shareholder group nominees were elected.

On April 28, 2015, the Board of Directors held a telephonic meeting to discuss the investment in the investment partnerships previously approved by the Governance Committee, the impact to the Company of the dissident shareholder group proxy proposal, the resulting proxy contest, and measures designed to protect the long-term value of the Company and for all its constituents. Representatives of Krieg discussed the fiduciary duties of directors. The Board discussed potential conflicts presented by the proposed investment in the investment partnerships, including Mr. Biglari’s ownership of Biglari Capital, The Lion Fund’s ownership of Company Shares. The Board and representatives of Latham discussed measures designed to protect the long-term value of the Company for all its constituents, including potential amendments to the Company’s By-Laws. The Board also considered whether to make the previously approved investment into The Lion Fund II instead of The Lion Fund, the process for evaluating the investment, including the impact and merits of a situation in which Biglari Capital could determine to exercise its investment discretion to cause the investment partnerships to acquire additional Company Shares and that the investment partnerships could purchase Company Shares with their available funds without any additional investment by the Company. Krieg discussed with the Board certain Indiana statutory provisions related to the purchase of additional Company shares and the possibility of the purchase through a tender offer. Mr. Biglari noted to the Board that any future determination of Biglari Capital to cause either of the investment partnerships to acquire additional Company Shares would be based upon a variety of factors at the applicable time. After considering the potential conflicts of interests discussed during the meeting, the Board determined that the Governance Committee, which does not include Messrs. Biglari or Cooley, would further consider and evaluate whether to move forward with the investment in the investment partnerships before any action would be taken in respect of the investment, and Mr. Biglari emphasized to the Governance Committee that it should utilize whatever external resources they deemed appropriate, and take whatever time it deemed appropriate, in conducting its evaluation process.

Later on April 28, 2015, the Governance Committee held a telephonic meeting, at which representatives of Krieg participated, to review the April 28, 2015 Board meeting materials and to discuss a process for evaluating the investment in The Lion Fund and the potential of making that investment in The Lion Fund II instead, including the impact of the potential use of the invested funds by the investment partnerships to acquire additional Company Shares. The Governance Committee instructed Krieg to review the proposed investments in detail and develop a recommended process for the Governance Committee to consider the investments in the investment partnerships and the subsequent purchases of the Shares, including engaging outside advisors to assist the Governance Committee in its evaluation.

On May 5, 2015, the Governance Committee held a telephonic meeting, at which representatives of Krieg participated, to discuss the proposed investments and the recommended evaluation process. In advance of the meeting, the Governance Committee was informed that certain advisors had been or were in the process of being retained in order to assist the Governance Committee with its evaluation, including an economist at a nationally recognized economic advisory firm, two former members of the Indiana judiciary with expertise in Indiana statutory interpretation matters, and Bingham Greenebaum Doll LLP (“Bingham”) as special counsel for Indiana statutory interpretation matters. The Governance Committee discussed certain matters they deemed relevant to its evaluation of the investment, including certain Indiana statutory matters, the approval process required by the Company in connection with such a transaction, and an economic analysis of the potential investment and potential alternative transactions. The Governance Committee instructed Krieg to coordinate with the other advisors in further reviewing these considerations.

On May 9, 2015, the Board of Directors held an in person meeting at which representatives of Latham and Krieg participated. At the request of the Governance Committee, representatives of Krieg provided the Board of Directors with an update regarding the Indiana statutory matters under consideration by the Governance Committee in connection with its evaluation of the investment in the investment partnerships and the Governance Committee’s consideration of whether to make that investment into The Lion Fund II, including a proposed amendment to the Company’s By-Laws that would opt-out of the Indiana Control Share Acquisitions Chapter of the Indiana Business Corporation Law (the “Control Share Acquisitions Chapter”). In addition, representatives of Krieg and Latham discussed additional proposed amendments to the Company’s By-Laws designed to protect the long-term interests of the Company and its constituents, including proposed changes to the advance notice provisions, changes to provide that only the Chairman and the Board are authorized to call special meetings of the shareholders and changes to include a forum selection provision. The Board also discussed proposed indemnification agreements to be entered into between each member of the Governance Committee and the Company, and proposed amendments to the governing documents of the investment partnerships.

Later on May 9, 2015, the Governance Committee held an in person meeting to discuss the investment. The Governance Committee determined to instruct Krieg to continue coordinating with the outside advisors, including requesting an analysis and potential delivery of an opinion by Bingham regarding certain Indiana statutory matters.

On May 22, 2015, the Board of Directors held an in person meeting at which representatives of Latham, Krieg and Bingham participated. Mr. Biglari discussed with the Board an explanation of the investment considerations supporting management’s recommendation that the Company make the investment in the investment partnerships, a discussion of the impact if the investment partnerships determined to purchase additional Company Shares and an evaluation of alternatives to the investment related to potential uses of available Company cash. The Board discussed the potential investment and the Board’s goal of creating long-term value for the Company. The Board also further discussed the proposed amendments to the Company’s By-Laws and the investment partnerships’ governing documents and certain Indiana statutory matters discussed at prior Board meetings.

Following the meeting of the Board on May 22, 2015, the Governance Committee held an in person meeting at which representatives of Krieg and Bingham participated. Subject to the Company opting out of the Control Share Acquisitions Chapter prior to such purchase, Bingham presented its analysis that Company Shares that may be purchased by the investment partnerships would remain voting shares. The Governance Committee also discussed management’s rationale for recommending the investment and the alternative uses of the Company’s cash. The Governance Committee also discussed with Krieg the impact of the proposed investment on Mr. Biglari’s compensation from the Company.

On June 3, 2015, the Governance Committee held a telephonic meeting at which representatives of Latham, Krieg and the economist participated. The Governance Committee discussed Mr. Cooper’s non-controlling limited partnership investment in The Lion Fund, which in turn holds a limited partnership investment in the Purchaser, and reconfirmed its prior determination that this interest was not material to Mr. Cooper and would not impact his ability to impartially evaluate a potential investment by the Company in the investment partnerships. The economist discussed the results of his study of the investment in the Purchaser followed by a tender offer by the Purchaser to acquire Company Shares. Krieg reported to the Governance Committee on the conclusions of the legal opinions to be delivered by Bingham regarding certain Indiana statutory matters, including confirmation of Bingham’s previously reported analyses. The Governance Committee unanimously voted to recommend the investment and the By-laws amendment to the Board for approval.

Also, on June 3, 2015, the Board of Directors held a telephonic meeting at which representatives of Latham and Krieg participated. The Governance Committee informed the Board of its recommendation that the Board approve the investment in the Purchaser, rather than The Lion Fund as previously approved. The Governance Committee also informed the Board of its determination regarding Mr. Cooper’s ownership interest in The Lion Fund, L.P., and its conclusion that this interest was not material to Mr. Cooper and would not impact his ability to impartially evaluate a potential investment by the Company in the investment partnerships. The Board adopted resolutions approving the investment and the amendments to the governing documents of the Purchaser previously discussed by the Board with Messrs. Biglari and Cooley abstaining, as well as resolutions approving the amendments to the Company’s By-Laws (including the opt-out from the Control Share Acquisitions Chapter) and entry into indemnification agreements with each member of the Governance Committee.

On June 4, 2015, the Company invested $63.0 million in exchange for limited partner interests in the Purchaser.

Also, on June 4, 2015, the Purchaser commenced the Offer.

Reasons for the Independent Directors’ Position

In evaluating the Offer and determining to express no opinion to the Company’s shareholders and to remain neutral with respect to the Offer, the Independent Directors consulted with the Company’s senior management and its financial and legal advisors and considered a number of factors, including the following:

•	Potential Conflict of Interest between the Company’s Directors and its Shareholders Regarding the Offer. The Independent Directors have previously approved investments by the Company in the Purchaser and in The Lion Fund, L.P., both of which are managed by Sardar Biglari through the partnerships’ general partner, Biglari Capital Corp., in exchange for limited partnership interests in each. The Independent Directors considered that The Lion Fund, L.P. had purchased shares of the Company’s Common Stock in the past and that its ownership of 365,726 Shares on June 3, 2015 represented approximately 17.7% of the Company’s outstanding Shares. On June 3, 2015, the Independent Directors approved the investment of up to $100 million in the Purchaser in exchange for limited partnership interests therein, fully understanding that the Purchaser would have complete discretion to use those funds to purchase securities, including shares of the Company’s Common Stock. On June 4, 2015, $63 million of the authorized $100 million investment was invested in the Purchaser in exchange for limited partner interests. In making that decision, the Independent Directors considered the past success of the Purchaser and The Lion Fund, L.P. in achieving above-average returns for its limited partners, including the Company. Because the Independent Directors believe that investing in the Purchaser is in the Company’s best interest and are aware that the Purchaser may use such invested funds to purchase shares of the Company’s Common Stock, the Company has an indirect interest in shareholders tendering their shares of the Company’s Common Stock pursuant to the Offer. As such, the Company and its shareholders have a potential conflict of interest regarding the Offer.

•	Sardar Biglari as Investor and Manager. The Independent Directors considered the historical successes of Sardar Biglari, the Company’s Chairman and Chief Executive Officer (“CEO”), in managing the Purchaser and The Lion Fund, L.P. and, consequently, providing above-average returns to the Company. The Independent Directors also reaffirmed their prior conclusions that Sardar Biglari provides a distinct advantage with his business and investing expertise and that he is the organizational force of the Company.

•	Concentration of Control. The Independent Directors considered the fact that the Company is an independent company and that the Company’s Common Stock is currently publicly-traded. The Independent Directors further considered that upon successful completion of the Offer, Sardar Biglari would beneficially own a significant percentage of the outstanding shares of the Company’s Common Stock (approximately 47.5% after giving effect to consummation of the Offer). This level of beneficial ownership by Sardar Biglari could negatively affect the ability of third parties to acquire shares of the Company’s Common Stock representing a majority or controlling position in the Company. Further, Sardar Biglari will have substantial control over the Company’s strategic business objectives, which may or may not be consistent with the objectives of certain shareholders.

•	Individual Investment Decision. The Independent Directors considered that each shareholder could make an independent judgment of whether to maintain his or her interest in the Company or to reduce or eliminate his or her interest in the Company by participating in the Offer based on publicly available information. Considerations that the Independent Directors believed may be relevant to each shareholder’s decision include:

a)	the shareholder’s determination of the adequacy of the Offer Price in light of the shareholder’s own investment objectives;

b)	other investment opportunities, including other types of investments, available to the shareholder;

c)	the shareholder’s assessment of the appropriateness for investing in equity securities generally in the current economic, business and political climate, with respect to which the shareholder may wish to consult with competent investment professionals;

d)	the tax consequences to the shareholder of participating in the Offer, for which the shareholder may wish to consult with competent tax advisors; and

e)	the factors considered by the Independent Directors as described herein and any other factors that the shareholder deems relevant to its investment decision.

•	Comparison of Offer Price and Recent Trading Prices. The Independent Directors reviewed the historical market prices, volatility and trading information with respect to the Company’s Common Stock, including the fact that the Offer Price represents (i) a premium of approximately 19.0 % and 18.2% over the volume weighted average price of the Company’s Common Stock for the five (5) trading days and eight (8) trading days, respectively, following announcement of the Company’s earnings for the quarter ended March 31, 2015 on May 8, 2015; (ii) a premium of 2.6% to the Company’s closing price per share on June 10, 2015, the last full trading day before the June 11, 2015 meeting of the Independent Directors held to evaluate the Offer; and (iii) a premium of approximately 13.6% over the Company’s closing share price on June 3, 2015, the last full trading day before the Offer commenced.

•	Shares Sold in the Offer will not be Subject to the Risks and Rewards of Ownership of the Company’s Common Stock. The Independent Directors considered that shareholders who tender their shares in the Offer (i) would eliminate all risks and uncertainties that come with owning shares of the Company’s Common Stock, including those related to the performance of the Company, the industry in which the Company operates, the financial markets and prices at which other offerors may be willing to pay for their shares of the Company’s Common Stock; and (ii) would forego the opportunity to participate in any future benefits arising from continued ownership of those shares, including any potential future intrinsic value growth of the Company and any subsequent increase in the market value of the Company’s Common Stock.

•	Possibility of Alternative Strategic Transactions. The Independent Directors considered that shareholders whose shares of the Company’s Common Stock are tendered and purchased in the Offer will not participate in any future strategic transactions involving the Company. Although no such transaction is pending or contemplated at this time, the Independent Directors cannot predict if or when any such transaction may result in the future and, if such a transaction were to occur, whether the terms of any such transaction would be more favorable or less favorable to the Company’s shareholders than the Offer.

•	Ability to Change Recommendation. The Independent Directors considered that the Independent Directors can change their position and the board of directors can approve a recommendation to the Company’s shareholders with respect to the Offer at a later time prior to the expiration of the Offer, including if there is a change of events or circumstances or additional information comes to the attention of the Independent Directors. The Independent Directors considered that the Company’s shareholders who tender their shares in the Offer would have withdrawal rights as provided in the Offer and could withdraw the Company’s Common Stock tendered in the Offer prior to the expiration of the Offer if they desire to do so based on any changes to the board of directors’ position with respect to the Offer or otherwise.

The description above is not exhaustive but summarizes the material factors considered by the Independent Directors. In view of the variety of factors and the amount of information considered, the Independent Directors did not find it practicable to, and did not attempt to, provide specific assessments of, quantify, rank or otherwise assign relative weight to the specific factors considered in determining to express no opinion and remain neutral with respect to the Offer.

Although the Company’s board of directors is not expressing an opinion and is remaining neutral with respect to the Offer, it is expressing no view, and should not be interpreted as expressing a view as to the position the Independent Directors would take with respect to any effort by the Purchaser, Biglari Capital Corp., its general partner, Sardar Biglari or any other person to take any actions to further increase its holdings in the Company following the consummation of the Offer.

To the Company’s knowledge after reasonable inquiry, neither the Company nor any of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender shares of the Company’s Common Stock held of record or beneficially by them in the Offer.

Item 5.	Person/Assets Retained, Employed, Compensated or Used

Neither the Company, nor any person acting on its behalf, has employed, retained or agreed to compensate any other person or class of persons to make solicitations or recommendations in connection with the Offer.

Item 6.	Interest in Securities of the Subject Company

Although separate from the Purchaser, The Lion Fund, L.P. and the Purchaser are grouped together for purposes of Section 13(d) filings. On December 17, 2014, The Lion Fund, L.P. entered into a Rule 10b5-1 Trading Plan (the “Purchase Plan”) pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Under the Purchase Plan, a broker dealer made periodic purchases of up to an aggregate of 62,000 shares of Common Stock on behalf of The Lion Fund, L.P. at prevailing market prices, subject to the terms of the Purchase Plan. All purchases of Shares by The Lion Fund, L.P. pursuant to the Purchase Plan during the past 60 days are included in Annex A hereto, which sets forth all transactions in the Company’s Common Stock that have been effected during the past 60 days by the Company or any of its subsidiaries or, to the best of the Company’s knowledge, by any executive officer, director or affiliate of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals

The Company is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

There are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in the first paragraph of this Item 7.

Item 8.	Additional Information

Not Applicable.

Forward-Looking Statements

Certain statements in this Schedule 14D-9 may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The Company wishes to caution its shareholders that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. The Company refers its shareholders to the documents that the Company files from time to time with the SEC, specifically the section entitled “Risk Factors” of its most recent Annual Report filed on Form 10-K, as amended and as updated by its Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, each of which contains and identifies other important factors that could cause actual results to differ materially from those contained in the Company’s projections or forward-looking statements. The Company’s shareholders are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Schedule 14D-9. All subsequent written and oral forward-looking statements by or concerning the Company are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.

Item 9.	Exhibits

Exhibit No.	Document

(a)(1)	Offer to Purchase, dated June 4, 2015 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO, filed on June 4, 2015 by the Purchaser (the “Schedule TO”)).

(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(3)	Important Instructions and Information (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(4)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(6)	Form of Summary Advertisement (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(7)	Press Release issued by The Lion Fund II, L.P., announcing commencement of the Offer, dated June 4, 2015 (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO).

(a)(8)	Press Release, dated June 5, 2015 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on June 8, 2015).

(a)(9)*	Letter to Shareholders of Biglari Holdings Inc., dated June 12, 2015.

(e)(1)*	Excerpts from the Company’s Form 10-KT filed on March 13, 2015.

(e)(2)*	Excerpts from the Company’s Form 10-KT/A filed on April 30, 2015.

(e)(3)	Stock Purchase Agreement, dated July 1, 2013, by and between Biglari Holdings Inc. and Sardar Biglari (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on July 2, 2013).

(e)(4)	Shared Services Agreement, dated July 1, 2013, by and between Biglari Holdings Inc. and Biglari Capital Corp. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on July 2, 2013).

(e)(5)	Amended and Restated Incentive Bonus Agreement, dated as of September 28, 2010, by and between the Company and Sardar Biglari (incorporated by reference to Annex A to the Company’s definitive Proxy Statement dated September 28, 2011).

(e)(6)	First Amendment, dated as of July 1, 2013, to the Amended and Restated Incentive Bonus Agreement, dated as of September 28, 2010, by and between Biglari Holdings Inc. and Sardar Biglari (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Company on July 2, 2013).

(e)(7)	Trademark License Agreement, dated as of January 11, 2013, by and between Biglari Holdings Inc. and Sardar Biglari (incorporated by reference to the Current Report on Form 8-K filed by the Company on January 11, 2013).

(e)(8)	Trademark Sublicense Agreement, entered as of May 14, 2013, by and among Biglari Holdings Inc., Steak n Shake, LLC and Steak n Shake Enterprises, Inc. (incorporated by reference to the Quarterly Report on Form 10-Q for the quarterly period ended April 10, 2013 filed by the Company on May 17, 2013).

(e)(9)	Amended and Restated Partnership Agreement of The Lion Fund II, L.P., as amended on June 3, 2015, incorporated by reference to the Current Report on Form 8-K filed by the Company on June 4, 2015.

(g)	Not applicable

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

BIGLARI HOLDINGS INC.

By:	/s/ Bruce Lewis
Name:	Bruce Lewis
Title:	Controller

Date: June 12, 2015

ANNEX A

Recent Transactions by Biglari Holdings Inc. and Directors, Executive Officers,

Affiliates and Subsidiaries of Biglari Holdings Inc.

Name	Date of Transaction	Nature of Transaction	No. of Shares/Options	Share Price/Strike Price		Transaction Type
AFFILIATES
The Lion Fund, L.P.	04/10/15	Acquisition	1,700	$414.09	(1)	Purchase of stock pursuant to a 10b5-1 trading plan entered into by The Lion Fund L.P. on December 17, 2014 (the “Rule 10b5-1 Trading Plan”)
The Lion Fund, L.P.	04/13/15	Acquisition	1,472	$413.55	(2)	Purchase of stock pursuant to the Rule 10b5-1 Trading Plan
The Lion Fund, L.P.	04/14/15	Acquisition	1,736	$414.17	(3)	Purchase of stock pursuant to the Rule 10b5-1 Trading Plan
The Lion Fund, L.P.	04/15/15	Acquisition	1,900	$413.89	(4)	Purchase of stock pursuant to the Rule 10b5-1 Trading Plan
The Lion Fund, L.P.	04/16/15	Acquisition	1,714	$414.40	(5)	Purchase of stock pursuant to the Rule 10b5-1 Trading Plan
The Lion Fund, L.P.	04/17/15	Acquisition	1,789	$412.93	(6)	Purchase of stock pursuant to the Rule 10b5-1 Trading Plan
The Lion Fund, L.P.	04/20/15	Acquisition	1,215	$411.32	(7)	Purchase of stock pursuant to the Rule 10b5-1 Trading Plan

(1)	This price reported is a weighted average price. These shares were purchased in multiple transactions under the Rule 10b5-1 Trading Plan at prices ranging from $410.05 to $415.00.
(2)	This price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $410.99 to $415.00.
(3)	This price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $411.59 to $415.00
(4)	This price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $411.95 to $415.00.
(5)	This price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $411.02 to $415.00.
(6)	This price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $411.55 to $414.78.
(7)	This price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $405.00 to $415.00.

OFFICERS

None.

DIRECTORS

None.